Exhibit G
ARTICLES OF AMENDMENT
CERTIFICATE OF DESIGNATION
of
SERIES C CONVERTIBLE PREFERRED STOCK
of
MANSUR INDUSTRIES INC.
(Pursuant to Section 607.0602 of the
Florida Business Corporation Act)
____________________________________
Mansur Industries Inc., a corporation organized and existing under the Business Corporation Act of the State of Florida (hereinafter called the "Corporation"), hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation as required by Section 607.0602 of the Business Corporation Act at a meeting duly called and held on August 23, 1999:
RESOLVED, that pursuant to the authority granted to and
vested in the Board of Directors of this Corporation (hereinafter called the "Board of Directors" or the "Board") in accordance with the provisions of the Articles of Incorporation of the Corporation, the Board of Directors hereby creates a series of Preferred Stock, par value $1.00 per share (the "Preferred Stock"), of the Corporation and hereby states the designation and number of shares, and fixes the relative rights, preferences, and limitations thereof as follows:
Series C Convertible Preferred Stock:
Section 1.	Designation and Amount.  The shares of such
series shall be designated as "Series C Convertible Preferred Stock" (the "Series C Preferred Stock") and the number of shares constituting the Series C Preferred Stock shall be 150,000, of which 50,000 shares shall be reserved for use in connection with the payment of dividends on the outstanding shares of Series C Preferred Stock pursuant to Section 3 hereof. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series C Preferred Stock to a number less than the number of shares then outstanding, plus the number reserved as aforesaid, and no increase shall increase the number of shares of Series C Preferred Stock above the total number of authorized shares.
Section 2.	Rank.  The Series C Preferred Stock shall
rank as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary: (i) senior to all of the Corporation's common stock, par value $.001 per share (the "Common Stock");
(ii) senior to any class or series of capital stock of the Corporation hereafter created specifically ranking by its terms junior to the Series C Preferred Stock (collectively, with the Common Stock, "Junior Securities" or "Junior Stock"); (iii) on parity with the Series B Preferred Stock, par value $1.00 per share ("Series B Preferred Stock") of the Company: and (iv) on parity with any class or series of capital stock of the Corporation hereafter created specifically ranking by its terms on parity with the Series B Preferred Stock or Series C Preferred Stock ("Parity Securities" or "Parity Stock"). While any shares of Series C Preferred Stock are outstanding, no equity securities senior to the Series C Preferred Stock, as to distribution of assets, payment of dividends or otherwise ("Senior Securities")
or Parity Securities and no options, warrants or other rights (collectively, "Options") to purchase or acquire Senior
Securities or Parity Securities, or any securities (collectively, "Convertible Securities") by their terms convertible into or exchangeable for Senior Securities or Parity Securities, or any Options to purchase or acquire such Convertible Securities, shall be authorized or issued and (except for shares issued as dividends on outstanding shares of Series C Preferred Stock) no additional shares of Series C Preferred Stock, or Options to acquire Series C Preferred Stock, or Convertible Securities convertible into or exchangeable for Series C Preferred Stock, or any Option to acquire such Convertible Securities, shall be issued, in each case, without the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series C Preferred Stock, voting as a single class. This prohibition shall not include the authorization or issuance of any form of debt securities or instruments to a bank or other institution.
Section 3.	Dividends.
(a)	The dividend rate payable with respect to the
outstanding shares of Series C Preferred Stock ("Dividend Rate") shall be 8.00% of the Liquidation Value (as defined below) of each share per annum. During the period commencing on the date of initial issuance of the Series C Preferred Stock and continuing through the second anniversary of the date thereof, all such dividends shall be paid by the Corporation, in lieu of cash, through the issuance of additional shares of Series C Preferred Stock valued at the Liquidation Value. Thereafter, all such dividends may, at the option of the Corporation, be paid in lieu of cash, through the issuance of additional shares of the Series
C Preferred Stock, cash legally available for payment thereof, or any combination of Series C Preferred Stock and cash whether or not such dividends have been declared. If dividends are paid by the Corporation through the issuance of additional shares of Series C Preferred Stock and such dividends would, but for the provisions hereof, be payable with a fractional share, the Corporation shall pay, in lieu of such fractional share, cash in an amount equal to the value of such fractional share. Dividends on the Series C Preferred Stock shall accrue from the date of issuance or thereafter, from the most recent date on which dividends were payable, and shall be payable semi-annually on
June 30 and December 31 of each year (each a "Dividend Payment Date"), commencing on December 31, 1999; provided, however, that if any such day is a non-business day, the Dividend Payment Date will be the next business day. Each declared dividend shall be payable to holders of record as they appear at the close of business on the stock books of the Corporation on June 10 and December 10 of each year (each of such dates a "Record Date"). Semi-annual dividend periods (each a "Dividend Period") shall commence on and include the 1st day of July and January of each year and shall end on and include the day next preceding the next following Dividend Payment Date.
(b)	No dividends shall be declared or paid or set
apart for payment on any Common Stock, Parity Stock or Junior Stock during any semi-annual period unless full dividends on the Series C Preferred Stock for all Dividend Periods ending prior to or during such semi-annual period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment. When dividends are not so paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series C Preferred Stock and any other Parity Stock, dividends upon the Series C Preferred Stock and dividends on such other Parity Stock payable during such semi-annual period shall be declared pro rata so that the amount of such dividends so payable per share on the Series C Preferred Stock and such other Parity Stock shall in all cases bear to each other the same ratio that full dividends on the shares of Series C Preferred Stock and full dividends, if any, on shares of such other Parity Stock, bear to each other. If full dividends on the Series C Preferred Stock have not been declared and paid or set apart for payment, no dividend or distribution, other than in shares of Junior Stock, may be declared, set aside or paid on any shares of Junior Stock. Holders of the Series C

Preferred Stock shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of the dividends provided for herein. No interest or sum of money in lieu of interest shall be payable in respect of any declared dividend payment or payments on the Series C Preferred Stock which may be in arrears. As used herein, the phrase "set apart" in respect of the payment of dividends shall require deposit of any funds in a bank or trust company in a separate deposit account maintained for the benefit of the holders of the Series C Preferred Stock, or, in the case of payment of dividends through the issuance of shares of the Corporation's Series C Preferred Stock, the deposit of certificates representing such shares of Series C Preferred Stock with such bank or trust company.
Section 4.	Voting Rights.  On all matters to come before
the shareholders of the Corporation, the holders of Series C Preferred Stock will vote together with the holders of the Common Stock and Series B Preferred Stock as a single class, with each share of Series C Preferred Stock and Series B Preferred Stock entitled to a number of votes equal to the number of shares of Common Stock into which it is then convertible using the record date for the taking of such vote of shareholders as the date as of which the Conversion Price (as hereinafter defined) is calculated except as required by law.
To the extent that under Florida law or this
Certificate of Designation the vote of the holders of shares of Series C Preferred Stock, voting separately as a class, is required to authorize a given action of the Corporation, the affirmative vote or consent of the holders of at least a majority of the outstanding shares of the Series C Preferred Stock shall constitute the approval of such action by the class. Holders of shares of Series C Preferred Stock shall be entitled to notice of all shareholder meetings or written consents with respect to which they would be entitled to vote, which notice shall be provided pursuant to the Corporation's bylaws and applicable law.
Section 5.	Conversion.  Subject to and upon compliance
with this Section 5, the holders of shares of Series C Preferred Stock shall have conversion rights as follows:
(a)	Optional Conversion.  Each holder of a share
of Series C Preferred Stock shall have the right, at any time or from time to time prior to the Redemption Date (as defined below), at the office of the Corporation or any transfer agent for the Series C Preferred Stock, to convert such share of Series C Preferred Stock into that number of fully paid and nonassessable shares of Common Stock equal to $100 divided by the Conversion Price of such share of Series C Preferred Stock as set forth in Section 6 hereof. The number of shares of Common Stock into which the Series C Preferred Stock may be converted is hereinafter referred to as the "Conversion Rate."
Notwithstanding the foregoing, the Corporation shall not be obligated to accept shares of Series C Preferred Stock for conversion if such conversion would require the Corporation to issue a certificate or certificates evidencing less than an aggregate of 50,000 shares of Common Stock on any Date of Conversion (as defined below).
(b)	Early Conversion Event.  If, after the first
anniversary of the date of issuance of the shares of Series C Preferred Stock, the closing bid price of the Common Stock, as reported on Nasdaq (or the closing sale price if the Common Stock is then traded on any principal national exchange or Nasdaq National Market) exceeds 175% of the Conversion Price for a period of twenty (20) consecutive trading days, including the twenty (20) trading days prior to such first anniversary (the "Calculation Period"), an early conversion event ("Early Conversion Event") shall have occurred. Upon the first Early Conversion Event, if any, in each calendar quarter, the aggregate Liquidation Value of the outstanding shares of Series C Preferred Stock shall automatically and without any action by the holders of the Series C Preferred Stock or the Corporation be converted into shares of Common Stock, on a pro rata basis, in an amount determined in accordance with the following formula:
CPS = [(V-Y)] x 22 x CP
where CPS is the aggregate stated Liquidation Value of the Series C Preferred Stock to be converted; V is the average daily reported volume of trading in the Common Stock on all national securities exchanges and/or reported through the automated quotation system of a registered national securities association during the Calculation Period and Y is the sum of (i) shares of Common Stock which the Corporation then has the right to issue upon an "Early Conversion Event" under the Corporation's outstanding 8-1/4% Subordinated Convertible Notes due 2003 (the "Convertible Notes"), plus (ii) shares of Common Stock subject to then effective resale registration statements of the Corporation other than Registration Statements on Form S-8 or S-4 and other than registration statements with respect to Common Stock underlying the Convertible Notes, the Series B Preferred Stock and the Series C Preferred Stock which remain unsold at such time; and CP is the applicable Conversion Price. For purposes of calculating V, trading volume in excess of 100,000 shares on any trading day shall not be included, unless such amounts do not exceed 200% of the trailing 30-day average reported volume of trading.

Notwithstanding the foregoing, none of the
outstanding shares of Series C Preferred Stock shall be converted as a result of an Early Conversion Event pursuant to this Section 5 unless the resale of the shares of Common Stock issuable upon such conversion is subject to an effective Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), or an exemption from registration under the Securities Act is then available. Accrued dividends on the shares of Series C Preferred Stock converted upon the occurrence of an Early Conversion Event shall be paid on the next Dividend Payment Date in accordance with Section 3 hereof.
(c)	Mechanics of Conversion.  Before a holder
shall be entitled to receive shares of Common Stock upon conversion of shares of Series C Preferred Stock, the holder of shares of Series C Preferred Stock shall (i) fax or otherwise deliver a copy of the fully executed notice of conversion in the form attached hereto as Exhibit A ("Notice of Conversion") to the Corporation at its principal office and to the office of its designated transfer agent that such holder elects to convert the same, which notice shall specify the number of shares of Series C Preferred Stock to be converted and shall contain the Conversion Price (together with a copy of the first page of each certificate to be converted) prior to 5:00 p.m., Eastern Standard time (the "Conversion Notice Deadline") on the date of conversion specified on the Notice of Conversion and (ii) surrender the original certificate or certificates for the shares of Series C Preferred Stock to be converted, duly endorsed, and deliver the original Notice of Conversion by either overnight courier or two-day courier, to the principal office of the Corporation or to the office of its designated transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series C Preferred Stock are delivered to the Corporation or its transfer agent as provided above. Upon the conversion of shares of Series C Preferred Stock in connection with an Early Conversion Event, the Corporation shall send to the holders of shares of Series C Preferred Stock a Notice of Early Conversion (in the form attached hereto as Exhibit B) stating the aggregate Liquidation Value of shares of Series C Preferred Stock to be converted and the number of shares of Common Stock into which such Liquidation Value shall be converted.
Upon receipt by the Corporation of evidence of the loss, theft, destruction or mutilation of any certificate representing shares of Series C Preferred Stock, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Corporation, and upon surrender and cancellation of any certificate representing shares of Series C Preferred Stock, if mutilated, the Corporation shall execute and deliver a new certificate of like tenor and date. No fractional shares of Common Stock shall be issued upon conversion of the Series C Preferred Stock. In lieu of any fractional share to which the holder of shares of Series C Preferred Stock would otherwise be entitled, the Corporation shall pay cash to such holder in an amount equal to such fraction multiplied by the Conversion Price then in effect. In the case of a dispute as to the calculation of the Conversion Price, the Corporation's calculation shall be deemed conclusive absent manifest error.
The Corporation shall use all reasonable efforts to issue and deliver within seven (7) business days after delivery to the Corporation of the certificates representing the shares of Series C Preferred Stock to be converted, or after such agreement and indemnification, to such holder of shares of Series C Preferred Stock at the address of the holder on the books of the Corporation, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid. The date on which conversion occurs (the "Date of Conversion") shall be deemed to be the date set forth in such Notice of Conversion, provided (i) that the advance copy of the Notice of Conversion is delivered to and received by the Corporation before 5:00 p.m., Eastern time, on the Date of Conversion, and (ii) that the original stock certificates representing the shares of Series C Preferred Stock to be converted are received by the Corporation or the transfer agent within two (2) business days thereafter. In the case of an Early Conversion Event, the last date of the Calculation Period shall be deemed to be the Date of Conversion. The person or persons entitled to receive the shares of Series C Preferred Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Date of Conversion. In the case of an optional conversion, if the original certificates representing the shares of Series C Preferred Stock to be converted are not received by the Corporation or the transfer agent within two (2) business days after the Date of Conversion or if the facsimile of the Notice of Conversion is not received by the Corporation or its transfer agent prior to the Conversion Notice Deadline, the Notice of Conversion, at the Corporation's option, may be declared null and void.
Following any conversion of shares of Series C
Preferred Stock, such shares of Series C Preferred Stock shall no longer be outstanding and all rights of a holder with respect to the shares surrendered for conversion shall immediately terminate except for the right to receive Common Stock. All shares of

Series C Preferred Stock subject to an Early Conversion Event shall be deemed to be cancelled upon such holder's receipt of shares of Common Stock in connection with any such conversion.
(d)	Reservation of Shares.  The Corporation shall
at all times reserve and keep available out of its authorized but unissued shares of Common Stock such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of Series C Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series C Preferred Stock, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.
Section 6.	Conversion Price.  The "Conversion Price" per
share of the Series C Preferred Stock shall be $11.50, subject to adjustment as set forth below, with all such adjustments, if any, being cumulative from the date of initial issuance of shares of Series C Preferred Stock such that all outstanding shares of Series C Preferred Stock have the same Conversion Price regardless of their date of issuance.
6.1	Adjustment of the Number of Shares of Common Stock
and the Conversion Price. The number of shares of Common Stock issuable upon conversion and the Conversion Price shall be subject to adjustment as follows:
(a)	In case the Corporation shall at any time
after the date of the initial issuance of Series C Preferred Stock and prior to the conversion of all outstanding shares thereof (A) pay a dividend or make a distribution on its Common Stock in shares of its capital stock (whether in shares of Common Stock, of capital stock of any other class or Options to purchase or acquire capital stock, Convertible Securities convertible or exchangeable for capital stock, or Options with respect to such Convertible Securities), (B) subdivide its outstanding shares of Common Stock into a greater number of shares, (C) combine its outstanding shares of Common Stock into a smaller number of shares, or (D) reclassify, reorganize or effect any similar transaction with respect to any of its shares of Common Stock, or in substitution or exchange therefor (other than a change in par value, or from par value to no par value, or from no par value to par value), then the number and, if applicable, kind of shares of Common Stock to be received by any holder of shares of Series C Preferred Stock (a "Holder") shall be adjusted so that the Holder will be entitled to receive on conversion the number and kind of shares of capital stock or other securities which it would have owned immediately following such action had its Series C Preferred Stock been converted immediately prior thereto. An adjustment made pursuant to this subsection (a) shall become effective immediately after the payment date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination, reclassification, reorganization or similar transaction. If, as a result of an adjustment made pursuant to this subsection (a), a Holder shall become entitled to receive shares of two or more classes of capital stock of the Corporation or other securities, the Board of Directors or a duly authorized committee thereof shall in good faith determine (which determination shall be conclusive and binding) the allocation of the Conversion Price between or among shares of such classes of capital stock or other securities. After such allocation, the Conversion Price and number of shares of each class of capital stock that is issuable upon conversion shall thereafter be subject to adjustment in a manner and on terms determined by the Board of Directors (which determination shall be conclusive and binding) to be as nearly equivalent as practicable to those applicable to Common Stock under this Section 6.
(b)	(i)	From the date of the initial issuance of
the shares of Series C Preferred Stock to and including the first anniversary of the date thereof, if the Corporation shall issue or enter into any agreement to issue any shares of Common Stock other than Excluded Shares (as hereinafter defined) for consideration per share (the "Issuance Price") less than the Conversion Price (as herein defined) per share in effect immediately prior to such issuance, the Conversion Price in effect immediately prior to such issuance shall be reduced (but shall not be increased) to the Issuance Price.
(ii)	After the first anniversary and prior to
the second anniversary of the initial issuance of the shares of Series C Preferred Stock, if the Corporation shall issue or enter into any agreement to issue any shares of Common Stock other than Excluded Shares for consideration per share less than the Conversion Price per share in effect immediately prior to such issuance, the Conversion Price in effect immediately prior to such issuance shall be reduced (but shall not be increased) to the price (calculated to the nearest cent) determined: by dividing (A) an amount equal to the sum of (1) the number of shares of Common Stock outstanding on a fully diluted basis immediately prior to such issuance multiplied by the Conversion Price per share in effect immediately prior to such issuance and
(2) the consideration, if any, received by the Corporation upon such issuance by (B) the number of shares of Common Stock outstanding on a fully diluted basis immediately after such issuance.

(iii)	If at any time prior to the second
anniversary of the initial issuance of the shares of Series C Preferred Stock, the Corporation shall issue or enter into any agreement to issue any shares of Common Stock other than Excluded Shares for consideration per share greater than the Conversion Price but lower than the market price per share in effect immediately prior to such issuance, the Conversion Price in effect immediately prior to such issuance shall be reduced (but shall not be increased) to the price (calculated to the nearest cent) determined by multiplying the Conversion Price in effect immediately prior to such issuance by the factor determined by dividing (A) an amount equal to the sum of (1) the number of shares of Common Stock outstanding on a fully diluted basis immediately prior to such issuance multiplied by the market price per share in effect immediately prior to such issuance and (2) the consideration, if any, received by the Corporation upon such issuance by (B) the number of shares of Common Stock outstanding on a fully diluted basis immediately after such issuance multiplied by the market price per share in effect immediately prior to such issuance; provided, however, no adjustment shall be made to the Conversion Price if (i) such issuance is in connection with a firm commitment underwritten public offering or
(ii) the consideration per share is equal to or greater than 85% of the market price per share in effect immediately prior to such issuance. For purposes hereof, the "market price" as of any measurement date shall be the average of the closing prices of the Common Stock for each of the 10 consecutive trading days immediately preceding such measurement date.
(c)	Certain Adjustment Factors.  For the purposes
of any adjustment of the Conversion Price pursuant to paragraph
(b) above, the following provisions shall be applicable:
(x) Cash. In the case of the issuance of shares of Common Stock for cash, the amount of the consideration received by the Corporation shall be deemed to be the amount of the cash proceeds received by the Corporation for such shares of Common Stock before deducting therefrom any discounts, commissions, taxes or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof; and
(y) Consideration Other Than Cash. In the case of the issuance of shares of Common Stock (other than upon the conversion of shares of capital stock or other securities of the Corporation) for consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the fair value thereof (as determined by the Board of Directors of the Corporation based on an opinion of an outside financial advisor of recognized regional or national standing, which may, but need not, be the independent public accountants who serve as the regular auditors of the Corporation (the "Financial Advisor"), whose determination shall be conclusive and binding), irrespective of any accounting treatment; and
(z) Options and Convertible Securities. In the case of the issuance of (i) Options to purchase or acquire shares of Common Stock (whether or not exercisable immediately following such issuance), (ii) Convertible Securities by their terms convertible into or exchangeable for shares of Common Stock (whether or not so convertible or exchangeable immediately following such issuance), or (iii) Options to purchase such Convertible Securities (whether or not exercisable immediately following such issuance):
(1) the aggregate maximum number of
shares of Common Stock deliverable upon exercise of such Options to purchase or acquire shares of Common Stock shall be deemed to have been issued at the time such Options are first issued and for a consideration equal to the consideration
(determined in the manner provided in clauses (x) and (y) above), if any, received by the Corporation upon the issuance of such Options plus the purchase price provided in such Options for the shares of Common Stock covered thereby (if the purchase price per share of Common Stock is expressed as a range, the purchase price per share for purposes of this subparagraph (z)(1) shall be the average of such range of prices);
(2) the aggregate maximum number of
shares of Common Stock deliverable upon conversion of or in exchange for any such Convertible
Securities, or upon the exercise of Options to purchase or acquire such Convertible Securities and the subsequent conversion or exchange thereto shall be deemed to have been issued at the time such convertible or exchangeable securities or such options, warrants or other rights are first issued and for a consideration equal to the consideration, if any, received by the Corporation for any such Convertible Securities or Options
(excluding any cash received on account of accrued interest or accumulated dividends), plus the additional consideration, if any, to be received by the Corporation upon the conversion or exchange of such Convertible Securities and the exercise of any Options (the consideration in each case to be determined in the manner provided in clauses (x) and (y) above);
(3) on any change in the number of
shares of Common Stock deliverable upon exercise of any such Options which have become exercisable or conversion of or exchange of such Convertible
Securities which have become convertible or exchangeable, or any change in the consideration to be received by the Corporation upon such exercise, conversion or exchange, the Conversion
Price as then in effect shall forthwith be readjusted to such Conversion Price as would have been obtained had such adjustment been made upon the original issuance of such Options; provided, however, no adjustment shall be made with respect to such Options exercised prior to such change, or Convertible Securities converted or exchanged prior to such change;
(4) on the expiration or cancellation
of any such Options or the termination of the right to convert or exchange such Convertible
Securities, if the Conversion Price shall have been adjusted upon such securities being issued or becoming exercisable, convertible or exchangeable, such Conversion Price shall forthwith be readjusted to such Conversion Price as would have been obtained had an adjustment been made on the basis of the issuance of only the number of shares of Common Stock actually issued upon the exercise of such options, warrants or other rights, or upon the conversion or exchange of such securities; and
(5) if the Conversion Price shall have
been adjusted when such Options were first issued or such Convertible Securities were first issued, no further adjustment of the Conversion Price shall be made for the actual issuance of shares of Common Stock upon the exercise, conversion or exchange thereof.

(d)	Excluded Shares.  "Excluded Shares" shall
mean (i) any shares of Common Stock issued in a transaction described in Section 6.1(a) of this Agreement; and (ii) issuances of shares of Common Stock from time to time pursuant to employment agreements, stock option or bonus plans authorized by the Board of Directors of the Corporation as of the date hereof,
(iii) issuances of Common Stock, or Options to acquire shares of Common Stock, or Convertible Securities convertible into or exchangeable for Common Stock pursuant to the terms of any acquisition by the Corporation of all or substantially all of the operating assets, or more than fifty percent (50%) of the voting capital stock or other controlling interest of any business entity in a transaction negotiated on an arms-length basis and expressly approved in advance by the Board of Directors of the Corporation; (iv) issuances of shares of Common Stock from time to time upon the exercise, exchange or conversion of warrants, options, convertible securities, the Convertible Notes or other securities outstanding as of the date hereof, and (v) issuances of shares of Common Stock from time to time pursuant to the anti-dilution provisions of other securities. For purposes hereof, "voting capital stock" shall be deemed to be capital stock of any class or classes, however designated having ordinary voting power for the election of members of the board of directors or other governing body and "controlling" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a party, whether through the ownership of voting capital stock, by contract or otherwise.
(e)	No adjustment in the Conversion Price shall
be required unless such adjustment would require an increase or decrease of at least 1.2% in such price; provided, however, that any adjustments which by reason of this subsection (e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 6 shall be made to the nearest tenth of a cent or to the nearest one-hundredth of a share, as the case may be.
(f)	The number of shares of Common Stock
outstanding at any given time shall not include shares owned or held by or for the account of the Corporation, and the disposition of any such shares shall be considered an issuance of Common Stock for the purposes of this Section 6.
6.2	Rights to Purchase Other Securities.  If any of
the following shall occur:
Without limiting any provisions of Section 9:

(a)	any Corporate Change (as hereinafter defined)
to which the Corporation is a party, other than a Corporate Change in which the Corporation is the continuing or surviving Corporation and which does not result in any reclassification of, or change (other than as a result of a subdivision or combination) in, outstanding shares of the Common Stock, or
(b)	any sale or transfer to another corporation
or entity of all or substantially all of the assets of the
Corporation;
then, and in either such case, the Holder of each share of Series C Preferred Stock then outstanding shall have the right to purchase the kind and amount of shares of stock and/or other securities and property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock issuable upon conversion of such stock immediately prior to such consolidation, merger, sale, or transfer. The provisions of this Section 6.2 shall similarly apply to successive consolidations, mergers, sales or transfers.
6.3	Notice of Adjustment.  Whenever the number of
shares of Common Stock issuable upon the conversion of each share of Series C Preferred Stock or the Conversion Price of such shares of Series C Preferred Stock is adjusted or reduced, as herein provided, the Corporation shall mail by first class, postage prepaid, to each Holder (a) notice of any reduction on or before the day the reduction takes effect, which shall state the reduced Conversion Price and the period during which it will be in effect and/or (b) a certificate setting forth the number of shares of Common Stock issuable upon the conversion of each share of Series C Preferred Stock and the Conversion Price on such shares of Series C Preferred Stock after adjustment setting forth a brief statement of the facts requiring such adjustment and setting forth the computation by which such adjustment was made.
6.4	No Adjustment for Dividend.  No adjustment in
respect of any cash dividends shall be made while the Series C Preferred Stock is outstanding or upon the conversion of the Series C Preferred Stock.
6.5	Certain Events.  If any event occurs as to which
in the reasonable judgment of the Board of Directors of the Corporation, in good faith, the other provisions of this Section 6 are not strictly applicable but the lack of any adjustment would not in the opinion of the Board of Directors of the Corporation fairly reflect the purchase rights of the Holders of the Series C Preferred Stock in accordance with the basic intent and principles of the provisions of this Agreement then the Board of Directors of the Corporation shall appoint a Financial Advisor which shall give its opinion upon the adjustment, if any, on a basis consistent with the basic intent and principles established and the other provisions of this Section 6, necessary to preserve, without dilution, the exercise rights of the Holders. Upon receipt of such opinion, the Corporation shall forthwith make the adjustments described therein which adjustments shall be conclusive and binding.
Section 7.	Status of Converted or Reacquired Shares.
Any shares of Series C Preferred Stock converted into shares of Common Stock pursuant to Section 5 hereof or purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the conversion or acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Series C Preferred Stock and may be reissued as part of a new series of preferred stock subject to the conditions and restrictions on issuance set forth herein, in the Articles of Incorporation, or in any other Certificate of Designation creating a series of preferred stock or any similar stock or as otherwise required by law.
Section 8.   Liquidation, Dissolution or Change of Control.
(a)	In the event of any liquidation, dissolution
or winding up of the Corporation, either voluntary or involuntary, the holders of shares of Series C Preferred Stock shall be entitled to receive out of the assets of the Corporation available for distribution to shareholders under applicable law, prior and in preference to any distribution to holders of the Common Stock or any Junior Securities but in parity with any distribution to holders of Parity Securities, an amount of $100 per share (the "Liquidation Value"), plus a sum equal to all dividends accrued on such shares (whether or not declared) and unpaid through and including the then current Dividend Period.
If upon the occurrence of such event, the assets and funds to be distributed among the holders of shares of Series B Preferred Stock, Series C Preferred Stock and Parity Securities shall be insufficient to permit the payment to such holders of the full preferential amounts due to the holders of shares of Series B Preferred Stock, Series C Preferred Stock and Parity Securities, respectively, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of shares of Series B Preferred Stock, Series C Preferred Stock and Parity Securities, pro rata, based on the respective liquidation amounts to which each such series of stock is entitled by the Corporation's Articles of Incorporation and any certificate of designation of preferences.

(b)	Upon the completion of the distribution
required by subsection 8(a) above, if assets remain in the Corporation, they shall be distributed to holders of Parity Securities (unless holders of Parity Securities have received distributions pursuant to subsection 8(a)) and Junior Securities in accordance with the Corporation's Articles of Incorporation, including any duly adopted certificate(s) of designation of preferences.
(c)	(i)	Upon a Change of Control (as defined
below) of the Corporation, each holder of the Series C Preferred Stock will have the option to require the Corporation to repurchase such holder's shares of Series C Preferred Stock at a price per share equal to the Liquidation Value plus any accrued and unpaid dividends. A "Change of Control" shall have occurred:
(A) when any person or group is or becomes the beneficial owner of 50% or more of the then outstanding voting capital stock of the Corporation, (B) when, during any period of two consecutive years after the closing of the sale of the Series C Preferred Stock, individuals who at the beginning of such period constituted the Corporation's Board of Directors, or whose nomination for election by the Corporation's shareholders was approved by a vote of a majority of the directors of the Corporation then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the directors then in office or (C) upon any sale, transfer or other conveyance of all or substantially all of the assets of the Corporation.
(ii)	Upon the occurrence of a Change of
Control, the Corporation will offer to repurchase (the "Change of Control Purchase Offer") all outstanding shares of Series C Preferred Stock, and each holder of outstanding shares of Series C Preferred Stock will have the right to require that the Corporation repurchase such holder's shares of Series C Preferred Stock, at the price set forth in clause (i) of this subsection 8(c). Within 30 days following any Change of Control, the Corporation shall mail a notice, by first class mail, to each holder of record of Series C Preferred Stock (a "Change of Control Notice"), at his address of record, stating:
(A) that a Change of Control has
occurred and that such holder has the right to require the Corporation to purchase such holder's shares of Series C Preferred Stock at the price set forth above;
(B) the circumstances and relevant
facts regarding such Change of Control;

(C) the date on which the Corporation
will repurchase any shares of Series C Preferred
Stock which the holders require the Corporation to
repurchase in accordance with this subsection
8(c), which date shall be no earlier than 30 days
nor later than 60 days from the date such Change
of Control Notice is mailed (the "Change of
Control Purchase Date");
(D) that, unless the Corporation
defaults in making such payment, any shares of
Series C Preferred Stock accepted for payment
pursuant to the Change of Control Purchase Offer
shall cease to accrue dividends after the Change
of Control Purchase Date;
(E) that holders of Series C Preferred
Stock electing to have their shares repurchased
pursuant to any Change of Control Purchase Offer
shall be required to surrender the original
certificates for the shares of Series C Preferred
Stock at the address specified in the notice, at
least three business days before the Change of
Control Purchase Date; and
(F) that the holders of Series C
Preferred Stock shall be entitled to withdraw
their election if the Corporation receives, not
later than the last business day prior to the
Change of Control Purchase Date, a telegram,
telex, facsimile transmission or letter setting
forth the name of the holder, the number of shares
of Series C Preferred Stock the holder delivered
for repurchase and a statement that such holder is
withdrawing his election to have such shares
repurchased.
(iii)	Each holder of shares of Series C
Preferred Stock electing to have such shares purchased by the Corporation pursuant to this subsection 8(c) shall deliver to the Corporation at its principal office, at least three business days prior to the Change of Control Purchase Date, the original certificate or certificate(s) for the shares to be purchased duly endorsed, together with written notice to the Corporation specifying the number of shares of Series C Preferred Stock to be purchased. Holders of Series C Preferred Stock will be entitled to withdraw their election if the Corporation receives, not later than one business day prior to the Change of Control Purchase Date, a telegram, facsimile transmission or letter, at its principal office, setting forth the name of the holder, the number of shares of Series C Preferred Stock which were delivered by the holder for purchase by the Corporation and a statement that such holder is withdrawing his election to have such shares purchased.
(iv)	Promptly following the Change of Control
Purchase Date, the Corporation will mail or deliver to each holder of shares of Series C Preferred Stock who properly tendered such shares to the Corporation for purchase pursuant to this subsection 8(c) and did not withdraw such election, at his, her or its address of record, an amount equal to the purchase price for the shares of Series C Preferred Stock so delivered for purchase as set forth in this subsection 8(c). Unless the Corporation shall have defaulted in the payment of the purchase price for shares of Series C Preferred Stock tendered for purchase by the Corporation, all rights of the holders of such shares (except the right to receive the purchase price therefor) shall cease with respect to such shares on the Change of Control Purchase Date and such shares shall not, after the Change of Control Purchase Date, be deemed to be outstanding and shall not have the status of Series C Preferred Stock.
(v)	The Corporation will comply, to the
extent applicable, with the requirements of Section 14(e) of the Securities Exchange Act of 1934, as amended, and any other applicable securities laws or regulations in connection with the repurchase of Series C Preferred Stock pursuant to this subsection 8(c). To the extent that the provisions of any securities laws or regulations conflict with the provisions of this subsection 8(c), the Corporation will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section by virtue thereof.
Section 9.	Consolidation, Merger, etc.  Except as set
forth in Section 8(c) hereof, and without limiting any provision of Section 6.2 hereof, in the event of a merger, reorganization, recapitalization or similar event of or with respect to the Corporation (a "Corporate Change") (other than a Corporate Change in which all or substantially all of the consideration received by the holders of the Corporation's equity securities upon such Corporate Change consists of cash or assets other than securities issued by the acquiring entity or any Affiliate thereof), the Series C Preferred Stock shall be assumed by the acquiring entity and thereafter the Series C Preferred Stock shall be convertible into such class and type of securities as the holder of shares of Series C Preferred Stock would have received had such holder converted the Series C Preferred Stock immediately prior to such Corporate Change.

Section 10.	Redemption.
(a)	Optional Redemption.  Subject to earlier
conversion, commencing on May 17, 2002 and continuing through the Mandatory Redemption Date (as defined below), the Corporation shall have the right, exercisable at any time and from time to time, to redeem shares of Series C Preferred Stock at the following prices plus the payment of all accrued and unpaid dividends:
Year Redeemed
Price
2002
104% of Liquidation
Value
2003
102% of Liquidation
Value


If less than all of the outstanding shares of
Series C Preferred Stock are called for redemption pursuant to this Section 10(a), shares of Series C Preferred Stock shall be redeemed on a pro rata basis among the holders thereof. Each holder of Series C Preferred Stock will be given notice of such redemption pursuant to Section 10(c) and will have the right to convert the Series C Preferred Stock into shares of Common Stock prior to the redemption date specified in such notice.
(b)	Mandatory Redemption.
(i)	The Corporation will be required to
redeem the outstanding shares of Series C Preferred Stock on May 17, 2004 (the "Mandatory Redemption Date"), at a redemption price per share equal to the Liquidation Value plus accrued and unpaid dividends.
(ii)	If at any time, (A) the Corporation
shall breach the terms and conditions contained in this certificate of designation, (B) the Corporation shall breach any representation, warranty, or covenant contained in that certain Series C Convertible Stock Purchase Agreement, dated August __, 1999, between the Corporation and the initial Holders or any subsequent Series C Stock Purchase Agreement with like terms, or
(C) the Corporation shall fail to make a dividend payment on a Dividend Payment Date (each a "Breach"), prompt notice of such Breach shall be given to each Holder by the Corporation at such time as the Corporation becomes aware of such Breach and (without limiting any rights of Holder) prompt notice of such Breach shall be given to the Corporation by each Holder at such time such Holder becomes aware of such Breach, and any Holder shall give written notice to the Corporation of its desire to have the

Corporation redeem its shares of Series C Preferred Stock, such shares shall be redeemed by the Corporation at a redemption price per share equal to the greater of the amounts that would at that time be payable under Section 10(a) hereof had the Corporation exercised its right to redeem the shares of Series B Preferred Stock thereunder or the Liquidation Value plus accrued and unpaid dividends; provided, however, no Holder shall have the right to request a redemption of its shares of Series C Preferred Stock pursuant to this Section 10(b)(ii) unless and until the Corporation shall have failed to cure any such Breach within a period of ten (10) days after having received written notice thereof from the Holder.
 (c)	Mechanics of Redemption.  Notice of
redemption of the Series C Preferred Stock, specifying the redemption date and place of redemption, shall be given by first class mail to each holder of record of the shares to be redeemed, at his address of record, not less than 30 nor more than 60 calendar days prior to the date upon which the Corporation shall redeem the Series C Preferred Stock (the "Redemption Date").
Each such notice shall also specify the redemption price applicable to the shares to be redeemed. If less than all the shares owned by such holder are then to be redeemed, the notice shall also specify the number of shares thereof which are to be redeemed and the fact that a new certificate or certificates representing any unredeemed shares shall be issued without cost to such holder.
(i)	Notice of redemption of shares of the
Series C Preferred Stock having been given as provided in
Section 10(c), then unless the Corporation shall have defaulted in the payment of the redemption price and all accrued and unpaid dividends (whether or not declared), all rights of the holders thereof (except the right to receive the redemption price and all accrued and unpaid dividends, whether or not declared) shall cease with respect to such shares on the Redemption Date and such shares shall not, after the Redemption Date, be deemed to be outstanding and shall not have the status of Series C Preferred Stock. In case fewer than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.
(ii)	Shares of the Series C Preferred Stock
are not subject or entitled to the benefit of a sinking fund.
(iii)	Notwithstanding the foregoing, if
notice of redemption shall have been given pursuant to this
Section 10 and any holder of the Series C Preferred Stock shall, prior to the close of business on the date three business days next preceding the Redemption Date, give written notice to the Corporation pursuant to Section 5 hereof of the conversion of any or all of the shares held by the holder (accompanied by a certificate or certificates for such shares, duly endorsed or assigned to the Corporation), then the redemption shall not become effective as to such shares and the conversion shall become effective as provided in Section 5.
(iv)	If on the Mandatory Redemption Date
funds legally available to the Corporation for redemption of all outstanding shares of Series B Preferred Stock and Series C Preferred Stock are insufficient to redeem all such shares of Series B Preferred Stock and Series C Preferred Stock, such available funds shall be used by the Corporation to redeem shares of Series B Preferred Stock and Series C Preferred Stock from all holders ratably in proportion to the full number of shares they would otherwise be entitled to have redeemed. In the event that less than all outstanding shares of Series B Preferred Stock and Series C Preferred Stock are redeemed on the Mandatory Redemption Date, the Corporation will continue to redeem shares of Series B Preferred Stock and Series C Preferred Stock from time to time as soon as practicable after funds become legally available therefor (ratably if the funds legally available remain insufficient to redeem all shares required to be redeemed) until all shares of Series B Preferred Stock and Series C Preferred Stock required to be redeemed shall have been redeemed. Until actually redeemed, each share of Series C Preferred Stock will continue to enjoy all rights and benefits hereof, including the right to convert into shares of Common Stock.
(d)	Conversion Price Adjustment for Failure to
Redeem. If the Corporation fails to redeem all outstanding shares of Series C Preferred Stock on the Mandatory Redemption Date, then, without any action by the holders of shares of Series C Preferred Stock, the then current Conversion Price respecting any shares of Series C Preferred Stock not redeemed by the Corporation shall be reduced (but shall not be increased) to the greater of: (i) fifty percent (50%) of the then current Conversion Price, and (ii) the closing price of the Common Stock as reported by Nasdaq (or such principal national exchange on which the Common Stock is then listed) on the Mandatory Redemption Date.
 Section 11.	Amendment.  The Articles of Incorporation of
the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series C Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least a majority of the outstanding shares of Series C Preferred Stock, voting together as a single class.

Section 12.	Notices.  Written notice of each meeting of
the shareholders of the Corporation shall be given by first-class mail not less than ten (10) days prior to such meeting to each holder of record of the Series C Preferred Stock to the address of such record holder shown on the Corporation's records.
IN WITNESS WHEREOF, this Certificate of Designation has been executed on behalf of the Corporation by its Chief Executive Officer this 23rd day of August, 1999.
MANSUR INDUSTRIES INC.



By:  s/Paul I. Mansur
   ----------------------------
	Paul I. Mansur
	Chief Executive Officer

NOTICE OF CONVERSION
(To be executed by the Registered Holder in order to Convert the Series C Preferred Stock)
The undersigned hereby irrevocably elects to convert ______ shares of Series C Preferred Stock, represented by stock certificate No(s). ________________ (the "Series C Preferred Stock Certificates") into shares of common stock, par value $.001 per share ("Common Stock"), of Mansur Industries Inc., (the "Corporation") according to the conditions of the Certificate of Designation of Series C Preferred Stock, as of the date written below. If shares are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. No fee will be charged to the holder for any conversion, except for transfer taxes, if any.
The undersigned represents and warrants that all offers and sales by the undersigned of the shares of Common Stock issuable to the undersigned upon conversion of the Series C Preferred Stock shall be made pursuant to registration of such shares of Common Stock under the Securities Act of 1933, as amended, or pursuant to an exemption from registration under such Act. Conversion Calculations:

Date of Conversion


Applicable Conversion Price


Signature


Name

Address:




*No shares of Common Stock will be issued until the original Series C Preferred Stock Certificate(s) to be converted and the Notice of Conversion are received by the Corporation or its designated Transfer Agent. The original Stock Certificate(s) representing the Series C Preferred Stock to be converted and the

Notice of Conversion must be received by the Corporation or its designated Transfer Agent by the second business day following the Date of Conversion, or the Notice of Conversion, at the Corporation's option, may be declared null and void.

EXHIBIT B



NOTICE OF EARLY CONVERSION EVENT
Mansur Industries Inc. (the "Corporation ") hereby notifies ____________________, the holder of ___________ shares (the
"Shares") of the Corporation 's Series C Preferred Stock (the "Series C Preferred Stock"), that an Early Conversion Event occurred on __________, and as such, you are hereby directed to surrender the Shares as $______ of the aggregate Liquidation Value of such Shares has been automatically converted into shares of the Corporation 's common stock, par value $.001 per share (the "Conversion Shares"), in accordance with the terms of the Certificate of Designation respecting the Series C Preferred Stock.
Unless otherwise instructed, the Corporation shall issue the Conversion Shares and a new certificate representing the Shares not converted in the name of the holder of the Shares and deliver same as soon as practicable and in accordance with the provisions of the Certificate of Designation to the address set forth in the Corporation's register respecting the Series C Preferred Stock.



Date: ________________________



MANSUR INDUSTRIES INC.


By:   ________________________
	Name:
	Title:






21

35

EXHIBIT A